Exhibit 2

Non-Binding Proposal & Inquiry Letter

October 12, 2021

The Board of Directors

R.R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

To the Board of Directors:

Chatham Asset Management, LLC (together with its affiliates, “we” or “Chatham”), is a New Jersey-based credit investment firm focused on rigorous, fundamentally-based research, with longstanding investments in the print media and marketing communications industries. Our investments in these industries are driven by our conviction that they continue to provide essential services in the 21st century. As evidence of this conviction, we are the largest stockholder and debtholder of R.R. Donnelley & Sons Company (“RRD” or the “Company”), beneficially owning approximately 14.9% of RRD’s outstanding common stock and 41.4% of the aggregate principal amount of RRD’s outstanding bonds. As further evidence of our commitment to the print and related industries, we hold significant investments in McClatchy, Postmedia, Accelerate360, and Vericast.

We have written, both publicly and privately, to RRD’s Board of Directors (the “Board”) many times since February 2020, seeking to foster dialogue around ways to unlock significant value at the Company for the benefit of all RRD’s stakeholders, including stockholders, customers and employees. In particular, we have repeatedly called upon the Board to explore a strategic review of the Company’s assets, in addition to recommending other operational and governance enhancements. Despite our efforts, RRD does not appear capable of achieving full and fair value as a public company under the current Board and management. Therefore, after significant consideration, we believe the Company should be sold in order to maximize stockholder value.

Accordingly, we are pleased to make an offer to acquire all the common stock of RRD not already owned by Chatham (the “Transaction”) at a price equal to $7.50 per share, representing a 52.1% premium over yesterday’s closing price of $4.93 per share, a 6.2% premium over the 52-week high of $7.06 per share, and a 92% premium over the 365-day volume-weighted average price of $3.91 per share.

We are submitting this offer to the Board in good faith and with the goal of entering into a mutually agreeable transaction that is in the best interests of all stockholders. We have retained an experienced team of advisors, including Jefferies Group LLC as our financial advisor, and Olshan Frome Wolosky LLP and Lowenstein Sandler LLP as our legal advisors. Given our familiarity with RRD after over 9 years as investors in the Company, we would require limited additional due diligence in connection with the Transaction. We would be able to fully fund the Transaction using cash on hand and external financing, such that the Transaction would not be contingent on obtaining financing. To this end, we have obtained a highly confident letter provided by Jefferies supporting our ability to finance the purchase price of $7.50 per share and any applicable change of control premiums on RRD’s debt, if exercised, as well as to refinance near-term maturities and to pay requisite fees and expenses.

To facilitate the Transaction, we would equitize and/or subordinate $575 million in face amount of debt that we own and provide up to $250 million in new money equity and/or subordinated capital into a new holding company, which in itself would constitute a significant deleveraging event for the Company. Pro forma for the Transaction, as outlined above, we currently estimate that the total leverage of the Company would decrease by approximately 0.9x, from 3.9x, to 3.0x, for the four quarters ended June 30, 2021, and that total debt would decrease by approximately $360 million, or 23%, as of June 30, 2021. As a result, we estimate that annual interest expense would decline by approximately $36 million, or 33%, for the four quarters ended June 30, 2021.

The Transaction would be subject to the following conditions: (i) receipt of Board approval pursuant to Section 203 of the Delaware General Corporation Law and the Company’s Rights Agreement, as amended to date; (ii) receipt of any required governmental and third party approvals (including the expiration or termination of all applicable waiting periods under Hart-Scott-Rodino, to the extent required, and any required consents under material contracts and leases); (iii) confirmatory due diligence; and (iv) the negotiation and execution of definitive agreements providing for the Transaction, which agreement would provide for customary breakup fees and a “fiduciary out” provision, as well as other customary representations, warranties, covenants and conditions.

Assuming the terms of the Transaction are acceptable to you, we, together with our advisors, are ready to conduct the due diligence required, negotiate and prepare definitive documentation, and finalize and enter into binding agreements, including, without limitation, financing commitments, within the next 60 days. We are prepared to devote considerable resources to completing this Transaction, and we are confident that with your cooperation we will be able to execute a definitive transaction agreement without delay.

As always, we stand ready to engage meaningfully and constructively with the Board and any special committee formed to evaluate our proposal to achieve a successful transaction in a quick and efficient manner, creating value for all the Company’s stakeholders. Of course, this letter constitutes an expression of interest only and does not create and shall not be deemed to constitute or create any legally binding or enforceable obligations on the part of either of us until a definitive transaction agreement is executed. We reserve the right to withdraw or modify any proposal in any manner.

We believe that our proposal is the best opportunity for stockholders to achieve full and certain value for their shares on an expeditious basis. We look forward to a prompt response to this non-binding proposal.

Sincerely,

/s/ Anthony Melchiorre

Anthony Melchiorre

Managing Member